SECURITIES AND EXCHANGE COMMISSION
                   Washington, D. C. 20549


                        SCHEDULE 13D
                          Under the
               Securities Exchange Act of 1934


                        Conrail Inc.
                        ------------
                      (Name of Issuer)

            Common Stock, Par Value $1 Per Share
            ------------------------------------
               (Title of Class of Securities)


                          20836810
                       --------------
                       (CUSIP Number)

Carol Condie                    Cheryl Cook, Esq.
Mellon Bank, N.A.               Conrail Inc.
One Mellon Bank Center          2001 Market Street
Suite 3346                      Two Commerce Square
Pittsburgh, PA 15258-0001       Philadelphia, PA 10101
(412) 234-8820                  (215) 209-4000


- -------------------------------------------------------------
  (Name, address and telephone number of persons authorized to receive notices and communications)


                       June 15, 1995
_____________________________________________________________
  (Date of Event which requires Filing of this Statement)


If the filing person had previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this statement: [X]

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___________________                                       _________________
CUSIP  NO. 20836810                                       Page 2 of 9 pages
- -------------------                                       -----------------



___________________________________________________________

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Mellon Bank, N.A., as Trustee of the Conrail Inc.
     Employee Benefits Trust

____________________________________________________________
2.   Check the Appropriate Box if a Member of a Group
                                          (a)  [  ]
                                          (b)  [  ]
     Not Applicable

____________________________________________________________
3.   SEC Use only

____________________________________________________________
4.   Source of Funds

     SC, OO
- ------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)    [    ]

____________________________________________________________
6.   Citizenship or Place of Organization
     Pennsylvania
____________________________________________________________
Number of Shares     7.  Sole Voting Power
Beneficially                    0
Owned by Each        8.  Shared Voting Power
Reporting Person             4,728,132
With                 9.  Sole Dispositive Power
                                0
                    10.  Shared Dispositive Power
                             4,728,132

____________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person
     4,728,132 shares

____________________________________________________________
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares                             [  ]

____________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)
     6.0%

____________________________________________________________
14.  Type of Reporting Person
     BK, OO
____________________________________________________________

___________________                                       _________________
CUSIP  NO. 20836810                                       Page 3 of 9 pages
- -------------------                                       -----------------


Item 1.   Security and Issuer
          -------------------
          The class of equity securities to which this

Schedule relates is the Common Stock, par value $1 per share

("Common Stock"), of Conrail Inc., a Pennsylvania

corporation (the "Issuer").  The principal executive offices of the Issuer are located at 2001 Market Street, Two

Commerce Square, Philadelphia, PA 10101.


Item 2.   Identity and Background
          -----------------------
          This Schedule is being filed by the Conrail

Inc. Employee Benefits Trust (the "Trust").  The address

of the Trust is c/o Mellon Bank, N.A., One Mellon Bank

Center, Suite 3346, Pittsburgh, PA 15258-0001.  The address

of the trustee of the Trust (the "Trustee") is Mellon Bank,

N.A., One Mellon Bank Center, Suite 3346, Pittsburgh, PA

15258-0001.  The Trust is a trust organized under the laws

of the Commonwealth of Pennsylvania and is not engaged in

the conduct of any business.  The Trustee is a national

banking association organized under the laws of the United

States.

          Except as described herein, during the past five years,

neither the Trust nor the Trustee has been (i) convicted in

a criminal proceeding (excluding traffic violations or

similar misdemeanors) or (ii) a party to a civil proceeding

of a judicial or administrative body of competent

jurisdiction and as a result of such proceeding was or is

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___________________                                       _________________
CUSIP  NO. 20836810                                       Page 4 of 9 pages
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subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,

Federal or state securities laws or finding any violation with respect to such laws.

          In January 1992, the office of the Comptroller of the

Currency accepted an Offer of Settlement from Mellon Bank, N.A.,

in an administrative proceeding, under which Mellon Bank agreed not to violate section 15C of the Securities Act of 1934, in connection with its participation in the primary distribution of certain debt securities issued by various government enterprises.



Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------
          On June 15, 1995, the Issuer and the Trustee

entered into a trust agreement creating the Trust (the

"Trust Agreement").  A copy of the Trust Agreement is

annexed hereto as Exhibit 1.  Pursuant to the terms of the

Trust Agreement, the Issuer sold 4,728,132 shares of Common

Stock to the Trust at a price equal to $52.875 per share

(the last reported sales price on the New York Stock

Exchange Composite Tape on June 15, 1995), or an aggregate

purchase price of $249,999,979.50.  The purchase price is

evidenced by a promissory note (the "Note") delivered by the

Trustee to the Issuer.  The form of such Note is set forth

as Exhibit B to the Trust Agreement.  The Note bears

interest at the rate of 6.90% per annum and is payable in

installments as provided therein.

___________________                                       _________________
CUSIP  NO. 20836810                                       Page 5 of 9 pages
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          The Issuer may from time to time contribute cash

to the Trust, which, together with earnings of the Trust

(primarily dividends on the shares of Common Stock), will be applied to payment of principal and interest on the Note.

If the contributions to, and earnings of, the Trust are

insufficient to satisfy any installment of principal and

interest on the due date thereof, the Issuer may, in its

discretion, forgive such installment to the extent of the

insufficiency.  The Note may be prepaid in a similar manner.


Item 4.   Purpose of Transaction
          ----------------------
          The Issuer has advised the Trustee that the Trust

was created to provide for the satisfaction of certain

obligations of the Issuer and its affiliates under various

employee benefit plans of the Issuer, including those

providing for the acquisition by employees of shares of

Common Stock.  In addition, the Issuer has advised the

Trustee that the Trust was formed for the purpose of

enhancing the Issuer's financial flexibility.  Although the

Issuer has also advised the Trustee that the purchase of

shares of Common Stock by the Trust is not intended to be an antitakeover device, such purchase may be considered to have certain antitakeover effects.  The Trust holds approximately

6.0% of the outstanding shares of Common Stock.  The Trust

Agreement provides that shares held by the Trustee shall be

voted in the same proportion and manner as any shares of

voting stock of the Issuer held in accounts of participants

___________________                                       _________________
CUSIP  NO. 20836810                                       Page 6 of 9 pages
- -------------------                                       -----------------

in the Issuer's Matched Savings Plan (the "MSP"), and also

provides for a similar procedure in the case of a tender or

exchange offer for shares of Common Stock.  Such

participants direct the voting or tender of shares held in

their MSP accounts.  See Item 5 below.  Under the

Pennsylvania Business Corporation Law, various transactions

including adoption of a plan of merger or share exchange

would require the approval of a majority of the outstanding

shares of Common Stock.  The transfer of shares of Common

Stock to the Trust may, in the absence of employee support,

make more difficult or discourage such transactions or a

tender offer or proxy contest, whether or not other

shareholders regard the particular transactions or proposals as favorable to the Issuer.


Item 5.   Interest in Securities of the Issuer
          ------------------------------------
          The Trust holds 4,728,132 shares of Common Stock,

as to which it may be deemed to have shared power to vote or to direct the vote or to dispose or direct the disposition,

as hereinafter stated.  The filing of this Schedule 13D by

the Trust does not constitute, and should not be construed

as, an admission that the Trustee beneficially owns any

securities covered by this Schedule or is required to file

this Schedule.  The Trustee disclaims beneficial ownership

of the securities covered by this Schedule.

          Shares of Common Stock acquired pursuant to the

Trust Agreement are held in the Trust and will be released

___________________                                       _________________
CUSIP  NO. 20836810                                       Page 7 of 9 pages
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as the principal of the Note is paid or forgiven and will be transferred to or for the benefit of certain employee

benefit plans of the Issuer (the "Plans") in the manner set

forth in the Trust Agreement.  As of the date hereof, no

shares of Common Stock have been released from the Trust

pursuant to the terms of the Trust Agreement.  The Issuer

has advised the Trustee that contributions, if any, by the

Issuer to the Plans will be decreased by the value of the

released shares transferred to the Plans from the Trust.

          The Trustee has no discretion in the manner in

which the Common Stock will be voted.  Under the Trust

Agreement, participants in the MSP will, in effect,

determine the proportion and manner in which shares of

Common Stock held in the Trust are voted or are tendered in

response to any tender or exchange offer for shares of

Common Stock.  Participants in the MSP direct the voting and tendering of shares of voting stock of the Issuer held in

their accounts.  All voting and other actions taken by

individual MSP participants will be held in confidence and

not disclosed to any person, including officers and

employees of the Issuer.

___________________                                       _________________
CUSIP  NO. 20836810                                       Page 8 of 9 pages
- -------------------                                       -----------------

Item 6.   Contracts, Arrangements, Understandings or
          ------------------------------------------
          Relationships with Respect to Securities of the
          -----------------------------------------------
          Issuer
          ------
          The Issuer and the Trustee, as trustee for the

Trust, have entered into the Trust Agreement, and the

Trustee, as trustee for the Trust, has issued the Note to

the Issuer in payment for the 4,728,132 shares of Common

Stock issued to the Trust.  See also Items 3 and 5 of this

Schedule.


Item 7.   Material to be Filed as Exhibits
          --------------------------------
                    1 -- The Conrail Inc. Employee Benefits

               Trust Agreement dated June 15, 1995, between

               Conrail Inc. and Mellon Bank, N.A., as

               Trustee.

                    2 -- Form of Promissory Note dated June

               15, 1995, delivered to Conrail Inc. by Mellon

               Bank, N.A., as Trustee.

___________________                                       _________________
CUSIP  NO. 20836810                                       Page 9 of 9 pages
- -------------------                                       -----------------


                         SIGNATURE

          After reasonable inquiry and to the best of

my knowledge and belief, I certify that the information

set forth in this statement is true, complete and

correct.


                         MELLON BANK, N.A., as Trustee of
                         the Conrail Inc. Employee Benefits Trust



                          By          /s/
                              -------------------------
                              Name:   Allan M. Seaman
                              Title:  Associate Counsel


Dated:  June 26, 1995